Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 1 / 5 Announcement Summary Entity name JAMES HARDIE INDUSTRIES PLC Date of this announcement Tuesday September 09, 2025 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date JHXAM ORDINARY SHARES 51,884 02/09/2025 Refer to next page for full details of the announcement +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 2 / 5 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.5 Date of this announcement 9/9/2025 New announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 3 / 5 Part 2 - Issue details 2.1 The +securities the subject of this notification are: Previous Appendix 3B details: Announcement Date and Time 24-Mar-2025 08:33 Announcement Title New - Proposed issue of securities - JHX Selected Appendix 3B to submit quotation request A placement or other type of issue 2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B? 2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B On July 1, 2025, James Hardie Industries plc ("James Hardie") consummated the merger contemplated by the Agreement and Plan of Merger, dated as of March 23, 2025, as amended, by and among James Hardie, Juno Merger Sub Inc., and The AZEK Company Inc. ("AZEK"). Shares issued represent James Hardie ordinary shares issued in respect of the settlement of certain AZEK equity awards outstanding as of the closing of the merger. Yes +Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B that are not quoted, and are not intended to be quoted, on ASX

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 4 / 5 Part 3A - number and type of +securities the subject of this notification (existing class or new class) where issue has previously been notified to ASX in an Appendix 3B Placement Details ASX +security code and description JHXAM : ORDINARY SHARES Date the +securities the subject of this notification were issued 2/9/2025 Any other information the entity wishes to provide about the +securities the subject of this notification James Hardie Industries plc applied for a waiver from Listing Rule 2.4 in respect to the issuance of the unquoted securities described in this appendix on 7 July 2025. ASX granted the waiver on 16 July 2025. Issue details Number of +securities 51,884 Were the +securities issued for a cash consideration? In what currency was the cash consideration being paid? USD - US Dollar What was the issue price per +security? USD 0.68994600 Yes

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities 5 / 5 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise: The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX) ASX +security code and description Total number of +securities on issue JHX : CHESS DEPOSITARY INTERESTS 1:1 430,019,038 4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue JHXAK : RESTRICTED STOCK UNIT 3,970,520 JHXAM : ORDINARY SHARES 149,146,418 JHXAL : OPTION EXPIRING 03-NOV-2027 EX $33.05 269,221